
05009758


Ark
Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

7 July 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA


RECEIVED
JUL 13 2005
185

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

Registered Office:

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JUNE 9, 2005**
1.1	Form 288c Change of Particulars for Director or Secretary in respect of Nicholas Plummer dated June, 21 2005
1.2	Form 288c Change of Particulars for Director or Secretary in respect of Nigel Parker dated June, 21 2005
1.3	Form 288c Change of Particulars for Director or Secretary in respect of Martyn Williams dated June, 21 2005
1.4	Form 288c Change of Particulars for Director or Secretary in respect of Dennis Turner dated June, 21 2005
1.5	Form 288c Change of Particulars for Director or Secretary in respect of Sir Mark Richmond dated June, 21 2005
1.6	Form 288c Change of Particulars for Director or Secretary in respect of David Prince dated June, 21 2005
1.7	Form 288c Change of Particulars for Director or Secretary in respect of Seppo Ylä-Herttuala dated June, 21 2005
1.8	Form 88(2) - Return of Allotment of Shares dated June 24, 2005
1.9	Form 88(2) - Return of Allotment of Shares dated June 28, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JUNE 9, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated June 14, 2005 regarding Signs Marketing Deal
2.1.2	Announcement dated June 21, 2005 regarding Research Update
2.1.3	Announcement dated June 23, 2005 regarding Director Shareholding
2.1.4	Announcement dated July 7, 2005 regarding Board Appointment
3.	**PRESS RELEASES SINCE JUNE 9, 2005**
3.1	Press release dated June 14, 2005 regarding Signs Marketing Deal (see 2.1.1 above)
3.2	Press release dated June 21, 2005 regarding Research Update (see 2.1.2 above)
3.3	Press release dated July 7, 2005 regarding Board Appointment (see 2.1.4 above)


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 10 Month 06 Year 2005

Name *Style / Title: — *Honours etc: —

Forename(s): NICHOLAS ROGER CLIVE

Surname: PLUMMER

† Date of Birth — Day 24 Month 10 Year 1970

Change of name *(enter new name)* Forename(s): —

Surname: —

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region: —

Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



Other change *(please specify)*: —

A serving director, secretary etc must sign the form below.

Signed N.R.C. Plummer **Date** 21/06/2005

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London, W1W 6XB

Tel 0207 388 7722

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2



Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 1 0 0 6 2 0 0 5

Name *Style / Title: *Honours etc:

Forename(s): Nigel Richard

Surname: Parker

† Date of Birth (Day Month Year): 0 2 0 8 1 9 5 3

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 79 New Cavendish Street

Post town: London

County / Region:

Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed N.R.C Plummer. **Date** 21/06/2005

(~~**director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year): 10 06 2005

Name *Style / Title: | *Honours etc:

Forename(s): Martyn Douglas

Surname: Williams

† Date of Birth (Day Month Year): 05 05 1951

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region: | Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed N.P.C. Plummer **Date** 21/06/2005

(~~** director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form April 2002


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 1 0 Month 0 6 Year 2 0 0 5

Name *Style / Title:

*Honours etc:

Forename(s): DENNIS MICHAEL JOHN

Surname: TURNER

† Date of Birth — Day 0 4 Month 1 0 Year 1 9 4 2

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region:

Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: N. Plummer

Date: 21/06/2005

(~~** director*~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4313987

Company Name in full: ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 1 0 | 0 6 | 2 0 0 5

Name *Style / Title: Sir — *Honours etc:

Forename(s): Mark Henry

Surname: Richmond

† Date of Birth (Day Month Year): 0 1 | 0 2 | 1 9 3 1

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 79 New Cavendish Street

Post town: London

County / Region:

Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: N.P.C Plummer — Date: 21/06/2005

(~~**director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form April 2002


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	10	06	2005

Name *Style / Title | *Honours etc

Forename(s) DAVID NORMAN

Surname PRINCE

	Day	Month	Year
† Date of Birth	24	06	1951

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town London

County / Region

Postcode W1W 6XB

Country UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed N.J.L Plummer **Date** 21/06/2005

(~~**director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London, W1W 6XB

Tel 0207 388 7722

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2



Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year): 10 06 2005

Name *Style / Title: 　 *Honours etc:

Forename(s): Seppo

Surname: Yla-Herttuala

† Date of Birth (Day Month Year): 05 01 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region: 　 Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed N.R.C.Plummer **Date** 21/06/2005

(~~** director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number 　 DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ 　 DX 33050 Cardiff
for companies registered in England and Wales 　 or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland 　 DX 235 Edinburgh
or LP - 4 Edinburgh 2


CH

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	500000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	0.0001p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DR NIGEL PARKER	Class of shares allotted	Number allotted
Address: 79 NEW CAVENDISH STREET, LONDON	ORDINARY	500,000
UK Postcode: W1W 6XB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.L.Plummer **Date** 24/06/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722



Companies House
for the record

Sent to 28/06/2005

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7500	3600	3500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	74p	60.5p	50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	14,600
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N. Plummer. Date 28/06/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICK PLUMMER
79 NEW CAVENDISH STREET
LONDON [redacted] W1W 6XB Tel 020 7388 7722
DX number DX exchange

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Signs Marketing Deal
Released	07:00 14-Jun-05
Number	5177N

Ark signs marketing deal for Kerraboot® in South Korea

14th June 2005, London UK: Ark Therapeutics Group plc today announces that it has signed an exclusive marketing agreement granting BL&H Co Ltd, a South Korean distributor of healthcare products, sales and marketing rights to Kerraboot® for the South Korean market. Kerraboot® is Ark's novel wound care device for the management of leg and foot ulcers.

Under the terms of the agreement, Ark will receive a double digit royalty on net sales in return for the marketing rights to Kerraboot®. BL&H will purchase the manufactured product from Ark and be responsible for marketing to all sectors of the healthcare community in South Korea, as well as achieving product reimbursement from the Korean regulatory authority.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world(1) and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are particularly difficult to heal. There are an estimated two million diabetics in South Korea, 15% of whom would be expected to have a leg/foot ulcer at any one time.

Kerraboot® provides a new approach to the management of these ulcers, in the form of a novel, non pressurized, boot-like dressing device, which is simple, quick and pain free to change. Kerraboot® facilitates the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over existing treatments. UK based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective.

M Paul Higham, Commercial Director of Ark, commented: "This is our third licensing deal for Kerraboot®, and our first in the Asian market. BL&H has a strong healthcare product distribution capability in South Korea and we look forward to working with them under the terms of this agreement. As we roll out our international commercialisation strategy for Kerraboot®, we expect to announce further licensing deals in 2005."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive
Paul Higham, Director of Commercial Development

Financial Dynamics +44 (0)20 7831 3113
David Yates / Lucy Briggs

Notes to Editors

Sources:

1 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means

and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets. Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the Al Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

BL&H Co Ltd

BL&H is a privately owned Korean pharmaceutical company, established in 1999 with the aim of becoming a leading company in the delivery of pharmaceuticals and services that fulfill unmet medical needs of the Korean market. BL&H's product focus is in three main areas; haematology, oncology, and specialist medical devices (wound care). The company is currently focused in the development, marketing, in licensing and distribution of healthcare and orphan drug status products for the Korean market. BL&H's management team has extensive experience in the pharmaceutical/healthcare business within Korea and a thorough understanding of the dynamics of the Korean pharmaceutical market.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forwardlooking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 21-Jun-05
Number	8121N

Ark completes patient enrolment for Vitor™ Phase III study in cancer cachexia

London, UK, 21 June 2005: Ark Therapeutics Group plc ("Ark" and the "Company"), the specialist healthcare group, today announces that patient enrolment for the Phase III study of Vitor™, for the treatment of muscle wasting in cancer (cachexia), has been completed. The company expects preliminary results to be available towards the end of 2005.

The Phase III study is a blinded, placebo controlled, three month study in patients with solid tumours (colon, pancreas, non small cell lung) exhibiting clinical cachexia, defined as involuntary loss of 5% or more of body weight. Ark originally planned to recruit around 160 patients. However a final review by the steering committee found 'in trial' cancer deaths, unrelated to the study, were greater than the original estimate had planned for. The Company therefore extended enrolment to 200 patients to adjust for this. The study is being conducted in North America and Europe.

Vitor™ is an oral therapy being developed for the treatment of cachexia (muscle wasting) in cancer, a secondary, often fatal, condition commonly seen in patients with cancer. Between 40 to 90 percent of all cancer patients with solid tumours experience cachexia, and it is particularly prevalent in the common cancers such a lung, stomach and colon cancer. It is estimated that there will be over three million new cases of cancer in Europe and the US in 2005 of which a large majority will involve solid tumours. There are no pharmaceutical products currently approved specifically for the treatment of muscle wasting in cancer and Vitor™ has been awarded Fast Track Designation by the FDA.

Dr. David Eckland, Research and Development Director at Ark, commented: "We are pleased with the progress of the Phase III programme for Vitor™ and with the way recruitment has been finalised with the protocol extension. We look forward to seeing the preliminary results towards the end of the year."

For further information, please contact:

Ark Therapeutics Group plc — **020 7388 7722**
Dr Nigel Parker, CEO

Financial Dynamics — **020 7831 3113**
Lucy Briggs

Notes to Editors

Vitor™ and cachexia in cancer
Vitor™ is an oral small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and certain countries in Europe. Vitor™ has been shown to up-rate the ability of mitchondria to produce energy. In addition by working on the ubiquitin proteasome pathway, it prevents the breakdown of muscle proteins (actin and myosin) and reverses the impaired muscle protein production, which both occur as a result of the action of chemicals secreted by the cancer tumour and lead to the weight loss.

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam™, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development

partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could"or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forwardlooking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	08:41 23-Jun-05
Number	9402N

23 June 2005

Ark Therapeutics Group plc
Director's Share Dealing

Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that it was informed on 22 June 2005 that Dr Nigel Parker, CEO, exercised options over 500,000 ordinary Ark shares of 1 pence each on 22 June 2005. These shares, which represent approximately 0.39% of the Company's issued share capital, were subsequently sold at a price of 109 pence per share. Following this transaction, Dr Parker will own 2,886,667 ordinary Ark shares, representing 2.3% of the Company's issued share capital.

The shares sold represent 7% of Dr Parker's total holding of options and shares. Dr Parker has informed the Company that he does not anticipate selling any further shares in the foreseeable future.

- Ends -

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Board Appointment
Released	07:00 07-Jul-05
Number	5945O

Ark Therapeutics Plc
Board Appointment

07 July 2005, London UK: Ark Therapeutics Group plc ("Ark" or the "Company"), the specialist healthcare group, today announces the appointment of Dr. Bruce Carter as a non-executive director and member of Ark's remuneration committee with immediate effect.

Dr Carter, who has over 25 years of pharmaceutical experience, is currently President and Chief Executive Officer of ZymoGenetics Inc ("ZymoGenetics"), the $1 billion NASDAQ-listed biopharmaceutical company focused on the discovery, development and commercialisation of protein-based therapeutics for the prevention or treatment of human diseases. In 1988 ZymoGenetics was acquired by Novo Nordisk and operated as a wholly owned subsidiary until late 2000, when the company regained its independence through a spinout transaction, which Dr Carter led. Prior to his role as CEO of ZymoGenetics, Dr Carter was Corporate Executive VP and CSO of Novo Nordisk, and was responsible for over 2000 employees and a budget of $300 million.

Dr Carter has extensive experience at board level. He was on the Board of Management of Novo Nordisk from 1988 to 2000. He is currently on a number of biopharmaceutical boards including Renovis, a biopharmaceutical company developing drugs to treat neurological diseases and disorders and Epigemomics, a company listed on the Deutsche Borse that focuses on improving the prognosis of patients with cancer and other common diseases.

Commenting on this appointment, Dennis Turner, Chairman of Ark, said: "We are delighted to welcome Bruce to Ark. He has an established reputation and is well respected within the international biopharmaceutical industry. His expertise in America will add a significant new dimension to the Board and he will be a great asset to Ark as we advance our pipeline towards commercialisation."

For further information, please contact:

Ark Therapeutics Group plc Dr Nigel Parker, CEO	020 7388 7722
Financial Dynamics Lucy Briggs	020 7831 3113

Notes to Editors
Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam™, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of

management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forwardlooking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

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